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                                                                    EXHIBIT 99.1



PLAN OF WITHDRAWAL FROM THE JOINT VENTURE (THE "JOINT VENTURE")

1.   Summary of the Joint Venture:
     -    Company Name: POSVEN C.A.
     -    Capital Stock: US$112 million
     -    Equity Ownership: POSCO 40.0%, UEI (Raytheon) 10%, POSCO E&C 10%,
                            POSTEEL 10%, Others 30%
     -    Major Business: To manufacture and sell HBI (Hot Briquetted Iron)

2.   Total capital investment by POSCO in the Joint Venture:
     -    US$44.8 million

3.   Reasons for withdrawal from the Joint Venture:
     -    Poor operation rate and increasing costs due to facility defects.
     -    The changing business environment for investors in Venezuela.
     - The rights and interests of the POSVEN C.A. shareholders may be weakened in the near term.

4.   Process of withdrawal:
     - A meeting of the board of directors of POSVEN C.A. will be held in December 2002 to approve plans for the company's liquidation.

5.   Effect of withdrawal from the Joint Venture:
     - All of the remaining investment assets will be written off. As liquidation of POSVEN C.A. is expected to proceed over the long term, an objective valuation of such liquidation proceedings is difficult at this time. (Prior to 2002, using the equity method of accounting, POSCO reclassified 57.5 billion won in loan loss allowances it had established in respect of loans to POSVEN C.A., as extraordinary losses (bad debt expense).